                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                                 Amendment No. 2


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                         Horizon Group Properties, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    44041U102
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                                 (CUSIP Number)
       Robert M. Schwartzberg, 5124 44th Street, NW, Washington, DC 20016
                                 (202)362-7267

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 20, 2001
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    44041U102                  13D/A                Page    of    Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert M. Schwartzberg

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*
Personal Funds (PF)



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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION
United States


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               7    SOLE VOTING POWER

  NUMBER OF
                 145,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY       Not applicable
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                 145,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                 Not applicable
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
145,000


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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.05%


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14   TYPE OF REPORTING PERSON*
IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    44041U102                  13D/A                Page    of    Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

Common Stock
Horizon Group Properties, Inc.,
77 West Wacker Drive, Chicago, IL 60601

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) Robert M. Schwartzberg.

     (b) 5124 44th Street, NW, Washington, D.C.  20016.

     (c) Private Investor

     (d) No criminal convictions in last five years.

     (e) Not a party to any civil proceeding or subject of any judgment.

     (f) United States.

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Item 3.  Source and Amount of Funds or Other Consideration.

Personal Funds.  No borrowings involved.

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Item 4.  Purpose of Transaction.


     (a) Common stock was originally acquired for investment and no plans were contemplated at that time. Mr. Schwartzberg believes that issuer and its stockholders would benefit from a change to its current Board of Directors. Mr. Schwartzberg has determined to conduct a proxy contest to elect himself and Mr. John C. Loring to the Board of Directors of Horizon Group Properties, Inc. (the "Company"). As previously disclosed on previous Schedule 13Ds, on March 30, 2001, Mr. Schwartzberg and Mr. Loring sent a letter to the Company nominating themselves for election as directors of the Company, at the May 8, 2001 Annual Meeting. Such letter is enclosed as Exhibit 1 and is incorporated herein by reference. On April 17, 2001, Mr. Schwartzberg sent a letter to the Company refuting certain claims made to him by the Company and requesting a shareholder list in connection with his proxy solicitation.
Such letter is enclosed as Exhibit 2 and is incorporated herein by reference.

     Although Mr. Schwartzberg currently intends to solicit proxies to elect both himself and Mr. Loring to the Board of Directors of the Company, there has been no agreement or understanding reached between them with respect to their decisions to seek directorship or any effort to solicit proxies in connection with the election, and no such agreement or understanding is contemplated. Each of Mr. Schwartberg and Mr. Loring has, and is, making all decisions related to such matters independently. Mr. Loring has merely consented to serve as a director if elected at the Annual Meeting of the Company and has provided Mr. Schwartzberg with certain information regarding himself for inclusion in the proxy statement to be filed by Mr. Schwartzberg in accordance with the proxy rules.

    If Mr. Schwartzberg and Mr. Loring were to be elected to the Board of Directors of the Company, they would replace Mr. Michael Reschke and Mr. Gary Skoien as directors. Mr. Skoien is currently Chairman of the Board and would thus no longer serve in that capacity. Mr. Schwartzberg does not currently have any other plans for changes in corporate management.


     (b)

     (c)

     (d)

     (e)

     (f)

     (g)

     (h)

     (i)

     (j)

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Item 5.  Interest in Securities of the Issuer.

     (a) 145,000 shares. 5.05% of 2,870,194 shares outstanding as of April 20, 2001

     (b) Not applicable

     (c) See attachment regarding transaction summary

     (d) Not applicable

     (e) Not applicable

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 None

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Item 7.  Material to be Filed as Exhibits.

 Exhibit 1:     Summary of all transactions.

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

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        April 20, 2001
                                        ----------------------------------------
                                                         (Date)


                                        /s/ Robert M. Schwartzberg
                                        ----------------------------------------
                                                       (Signature)



                                        Robert M. Schwartzberg
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Horizon Group Properties, Inc.




                                                           Person Effecting                                           Type of
     Date            Shares        Price        Cost          Transaction              Place of Transaction         Transaction

  April 6, 2000       1,000        4.5313      4,531.25  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
  April 7, 2000         200        4.5313        906.25  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
 April 17, 2000       1,000        4.5000      4,500.00  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
 April 17, 2000       2,000        4.5000      9,000.00  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
 April 24, 2000       5,000        4.6250     23,125.00  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
   May 15, 2000       3,000        4.1250     12,375.00  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
   May 15, 2000       5,000        4.2500     21,250.00  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
   May 17, 2000       3,000        4.0000     12,000.00  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
   May 22, 2000       5,000        3.9375     19,687.50  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
   May 23, 2000       4,000        3.9375     15,750.00  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
   May 26, 2000       1,000        3.4375      3,437.50  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
   May 31, 2000       2,000        3.6250      7,250.00  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
   June 2, 2000       6,000        3.7083     22,249.80  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
   June 7, 2000       5,000        3.8125     19,062.50  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
   June 8, 2000       5,500        3.7500     20,625.00  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
  June 14, 2000       5,000        3.8125     19,062.50  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
  June 15, 2000       2,500        3.7500      9,375.00  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
  June 23, 2000       3,000        3.6250     10,875.00  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
  June 26, 2000       8,000        3.5000     28,000.00  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
  June 27, 2000       2,500        3.3750      8,437.50  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
  June 28, 2000       3,000        3.4375     10,312.50  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
  June 30, 2000       9,000        3.4375     30,937.50  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
  July 11, 2000       4,500        3.3125     14,906.25  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
  July 18, 2000       5,000        3.3125     16,562.50  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
August 18, 2000       3,500        3.2500     11,375.00  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
August 23, 2000      10,000        3.2500     32,500.00  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
August 24, 2000      10,000        3.2500     32,500.00  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
August 24, 2000      30,000        3.0625     91,875.00  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
January 3, 2001         300          2.75        825.00  Robert M. Schwartzberg   Friedman, Billings, Ramsey & Co.  Open Market
                   --------                  ----------
                    145,000                 $513,293.55


Average Cost:                      $3.542